Microsoft Word 10.0.3416;Mid-Cap Growth Fund,Inc.
The principal investment strategy of the fund was changed from investing "at least 65% of total assets in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company" to investing "at least 80% of net assets in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company."